CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the reports titled “Technical Report of the Aurora Uranium Project, Malheur County, Oregon” dated September 30, 2005; the Technical Report regarding the Hosta Butte Property, McKinley County, New Mexico dated April 18, 2006; “Technical Report regarding Section 24 of the Crownpoint Property, McKinley County, New Mexico” dated March 2, 2006 and “Technical Report regarding Section 19/29 of the Crownpoint Property” dated April 7, 2006 (collectively, the “Reports”) and any extracts from or summaries of the Reports in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Reports that supports the disclosure, and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Reports or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I, Dr. Gregory Myers, Ph.D, AUSIMM Chartered Professional Geologist, and Washington State Licensed Professional Geologist do hereby certify that:

1.	I am Chief Geologist and President of Dorado Minerals, 18926 240th Ave NE, Woodinville, WA 98077.
2.

I graduated with a Doctor of Philosophy degree in Economic Geology from Washington State University in 1993. In addition, I have obtained a Master of Science degree in Economic Geology from the University of Alaska in 1985 and a Bachelor of Science degree in Geology from the University of Alaska in 1981. I am a Member and Chartered Professional Geologist of the Australian Institute of Mining and Metallurgy and a Licensed Professional Geologist in Washington State. I have worked as a geologist for a total of 25 years since my graduation from university.

3.	I was retained by the Company to prepare the Reports and am responsible for the preparation of the Reports.
4.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

5.	I hereby certify that I am independent of the Company as described in Section 1.4 of NI 43-101.

6.	I have read NI 43-101 and Form 43-101F1, and the Information Circular has been prepared in compliance with same.
7.

To the best of my knowledge, information and belief, the Information Circular contains all scientific and technical information that is required to be disclosed to make the Information Circular not misleading.

8.	I consent to the filing of the Information Circular with any stock exchange and other regulatory authority.

Date: June 25, 2007

“Gregory Myers”
Gregory Myers